FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 35

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

GROUP SECRETARIAT

500 Bourke Street

Melbourne

Victoria   3000

Australia

Telephone   61 3 8641 4160

Facsimile    61 3 8641 4927

7 May 2007

Company Announcements Office

Australian Stock Exchange Limited

MOODY’S INVESTOR SERVICE — BANK RATING ANNOUNCEMENT FOR AUSTRALIA

Attached is a statement released by Moody’s Investor Service.

MJ HEALEY

Group Company Secretary

National Australia Bank Limited

Global Credit Research Rating Action 4 MAY 2007

Rating Action:

Moody’s announces bank rating actions for Australia resulting from implementation of JDA and BFSR methodologies

New York, May 04, 2007 — Moody’s Investors Service today published the rating results for banks in Australia as part of the application of its refined joint default analysis (JDA) and updated bank financial strength rating (BFSR) methodologies.

BFSRs evaluate the stand-alone or intrinsic financial strength of banks without reference to external support factors. BFSRs are the starting point of Moody’s bank credit analysis, and are an important determinant of Moody’s bank deposit and debt ratings.

Moody’s then uses its JDA methodology to incorporate the potential for external support into a bank’s local currency deposit rating. The potential for external support can reduce the riskiness of a bank’s deposit and debt obligations; however, such support is often uncertain. Moody’s uses conservative support assumptions and a limited number of support levels to ensure that sufficient weight is given to a bank’s intrinsic financial strength in its bank deposit and debt ratings.

Moody’s uses deposit ratings to determine bank debt ratings based on its notching guidelines for bank securities. Ratings for foreign currency obligations are determined after considering Moody’s country ceilings for foreign currency ratings.

The methodologies are being implemented country by country, with results being announced on a weekly basis. Results for those banks with a parent bank located in another country where the methodologies have not yet been implemented will be concluded at the same time as the parent.

The updated BFSR methodology led to one notch upgrades of the BFSRs for ten Australian banks, reflecting the solid franchises and good financial fundamentals many of these banks possess relative to global peers.

Moody’s assesses systemic support levels for Australian banks using its high country support guideline. This guideline takes into consideration the historic evidence of support for banks, as well as the size, strength, and degree of fragmentation of the banking system. Based on this framework, the deposit ratings of the four largest banks, Australia and New Zealand Banking Group, Commonwealth Bank of Australia, National Australia Bank, and Westpac Banking Corporation, were raised by 2 notches, to Aa1. This reflected the banks’ unchanged BFSRs of B as well as Moody’s assessment of their very high probability of systemic support given the banks’ importance to the Australian financial system. The ratings of five other Australian banks were also raised by two notches, although in those cases the 2 notches reflected both a higher BFSR as well as Moody’s assessment of the likelihood of systemic or parental support for those banks. And the ratings of five Australian banks were raised by one notch, in most cases due solely to a higher BFSR.

This press release lists the names of issuers in Australia whose ratings have been changed, affirmed, or put on review. Deposit ratings are listed for those banks whose deposit ratings have changed. To view all ratings changes and other documents explaining Moody’s bank rating methodologies, please go to www.moodys.com/JDABanks.

The specific ratings changes are as follows:

Adelaide Bank Limited

- BSFR has been upgraded to C from C-.

- Foreign Currency Deposit Ratings have been upgraded to A2/Prime-1 from Baa1/Prime-2.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to A2 from Baa2.

- Foreign Currency Debt Ratings for senior debt obligations have been upgraded to A2/Prime-1 from Baa2/Prime-2.

- Local Currency Deposit Ratings of A2/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

AMP Bank Limited

- BSFR has been upgraded to D+ from D.

- Foreign Currency Deposit Ratings remain unchanged at A2/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations remains unchanged at A2.

- Local Currency Deposit Ratings of A2/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

Arab Bank Australia Limited

- BSFR has been upgraded to D+ from D.

- Foreign Currency Deposit Ratings have been upgraded to A3/Prime-1 from Baa1/Prime-2.

- Local Currency Deposit Ratings of A3/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

Australia and New Zealand Banking Group Limited

- BSFR remains unchanged at B.

- Foreign Currency Deposit Ratings have been upgraded to Aa1/Prime-1 from Aa3/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa1 from Aa3.

- Foreign Currency Debt Ratings for senior debt obligations have been upgraded to Aa1/Prime-1 from Aa3/Prime-1.

- Local Currency Deposit Ratings of Aa1/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

Bank of Queensland Limited

- BSFR has been upgraded to C from C-.

- Local Currency Deposit Ratings have been upgraded to A2/Prime-1 from Baa1/Prime-2.

- Foreign Currency Deposit Ratings have been upgraded to A2/Prime-1 from Baa1/Prime-2.

- The Long Term Foreign Currency Debt Rating for senior debt obligations has been upgraded to A2 from

Baa2.

- All ratings are assigned stable outlooks.

Bank of Western Australia Limited

- BSFR remains unchanged at C.

- The Long Term Foreign Currency Debt Rating for senior debt obligations has been upgraded to Aa3 from A1.

- Local Currency Deposit Ratings of Aa3/Prime-1 have been assigned.

- Foreign Currency Deposit Ratings of Aa3/Prime-1 have been assigned.

- A positive outlook has been assigned to the BFSR while all other ratings (which would require a two notch BFSR upgrade to move) are assigned a stable outlook.

Commonwealth Bank of Australia

- BSFR remains unchanged at B.

- Foreign Currency Deposit Ratings have been upgraded to Aa1/Prime-1 from Aa3/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa1 from Aa3.

- Foreign Currency Debt Ratings for senior debt obligations have been upgraded to Aa1/Prime-1 from Aa3/Prime-1.

- Local Currency Deposit Ratings of Aa1/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

Heritage Building Society

- BSFR has been upgraded to C+ from C.

- Foreign Currency Deposit Ratings have been upgraded to A2/Prime-1 from A3/Prime-2.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to A2 from Baa1.

- Local Currency Deposit Ratings of A2/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

HSBC Bank Australia Limited

- BSFR has been upgraded to C- from D+.

- Foreign Currency Deposit Ratings remain unchanged at Aa3/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations remains unchanged at Aa3.

- Foreign Currency Debt Ratings for senior debt obligations remain unchanged at Aa3/Prime-1.

- Local Currency Deposit Ratings of Aa3/Prime-1 have been assigned.

- A positive outlook has been assigned to the BFSR while all other ratings (which would require a two notch BFSR upgrade to move) are assigned a stable outlook.

Investec Bank (Australia) Limited

- BSFR has been upgraded to C- from D+.

- Foreign Currency Deposit Ratings have been upgraded to A3/Prime-1 from Baa2/Prime-2.

- Local Currency Deposit Ratings of A3/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

Macquarie Bank Limited

- BSFR remains unchanged at C+.

- Local Currency Deposit Ratings have been upgraded to A1/Prime-1 from A2/Prime-1.

- Foreign Currency Deposit Ratings have been upgraded to A1/Prime-1 from A2/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to A1 from A2.

- Foreign Currency Debt Ratings for senior debt obligations have been upgraded to A1/Prime-1 from A2/Prime-1.

- All ratings are assigned stable outlooks.

National Australia Bank Limited

- BSFR remains unchanged at B.

- Foreign Currency Deposit Ratings have been upgraded to Aa1/Prime-1 from Aa3/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa1 from Aa3.

- Foreign Currency Debt Ratings for senior debt obligations have been upgraded to Aa1/Prime-1 from Aa3/Prime-1.

- Local Currency Deposit Ratings of Aa1/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

Newcastle Permanent Building Society

- BSFR has been upgraded to C+ from C.

- Local Currency Deposit Ratings have been upgraded to A2/Prime-1 from A3/Prime-2.

- Foreign Currency Deposit Ratings have been upgraded to A2/Prime-1 from A3/Prime-2.

- All ratings are assigned stable outlooks.

St.George Bank Limited

- BSFR has been upgraded to B from B-.

- Foreign Currency Deposit Ratings have been upgraded to Aa2/Prime-1 from A1/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa2 from A1.

- Foreign Currency Debt Ratings for senior debt obligations have been upgraded to Aa2/Prime-1 from A1/Prime-1.

- Local Currency Deposit Ratings of Aa2/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

Suncorp-Metway Limited

- BSFR has been upgraded to B- from C+.

- The Long Term Local Currency Deposit Rating has been upgraded to Aa3 from A2.

- Foreign Currency Deposit Ratings have been upgraded to Aa3/Prime-1 from A2/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa3 from A2.

- The Long Term Foreign Currency Debt Rating for senior debt obligations has been upgraded to Aa3 from A2.

- A Short Term Local Currency Deposit Rating of Prime-1 has been assigned.

- All ratings are assigned stable outlooks.

Westpac Banking Corporation

- BSFR remains unchanged at B.

- Foreign Currency Deposit Ratings have been upgraded to Aa1/Prime-1 from Aa3/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa1 from Aa3.

- Foreign Currency Debt Ratings for senior debt obligations have been upgraded to Aa1/Prime-1 from Aa3/Prime-1.

- Local Currency Deposit Ratings of Aa1/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

ABOUT MOODY’S BANK RATINGS

Bank Financial Strength Rating

Moody’s Bank Financial Strength Ratings (BFSRs) represent Moody’s opinion of a bank’s intrinsic safety and soundness and, as such, exclude certain external credit risks and credit support elements that are addressed by Moody’s Bank Deposit Ratings. Bank Financial Strength Ratings do not take into account the probability that the bank will receive such external support, nor do they address risks arising from sovereign actions that may interfere with a bank’s ability to honor its domestic or foreign currency obligations. Factors considered in the assignment of Bank Financial Strength Ratings include bank-specific elements such as financial fundamentals, franchise value, and business and asset diversification. Although Bank Financial Strength Ratings exclude the external factors specified above, they do take into account other risk factors in the bank’s operating environment, including the strength and prospective performance of the economy, as well as the structure and relative fragility of the financial system, and the quality of banking regulation and supervision.

Global Local Currency Deposit Rating

A deposit rating, as an opinion of relative credit risk, incorporates the Bank Financial Strength Rating as well as Moody’s opinion of any external support. Specifically, Moody’s Bank Deposit Ratings are opinions of a bank’s ability to repay punctually its deposit obligations. As such, Moody’s Global Local Currency Bank Deposit Ratings are intended to incorporate those aspects of credit risk relevant to the prospective payment performance of rated banks with respect to local currency deposit obligations, and includes: intrinsic financial strength and both implicit and explicit external support elements. Moody’s Bank Deposit Ratings do not take into account the benefit of deposit insurance schemes which make payments to depositors, but they do recognize the potential support from schemes that may provide assistance to banks directly.

Foreign Currency Deposit Rating

Moody’s ratings on foreign currency bank obligations derive from the bank’s local currency rating for the same class of obligation. The implementation of JDA for banks can lead to a high local currency ratings for certain banks, which could also produce high foreign currency ratings. Nevertheless, it should be reminded that foreign currency deposit ratings are in all cases constrained by the country ceiling for foreign currency bank deposits. This may result in the assignment of a different, and typically lower, rating for the foreign currency deposits relative to the bank’s rating for local currency obligations.

Foreign Currency Debt Rating

Foreign currency debt ratings are derived from the bank’s local currency debt rating for the same class of obligation. In a similar way to foreign currency deposit ratings, foreign currency debt obligations may also be constrained by the country ceiling for foreign currency bonds and notes, however, in some cases the ratings on foreign currency debt obligations may be allowed to pierce the foreign currency ceiling. A particular mix of rating factors are taken into consideration in order to assess whether a foreign currency bond rating pierces the country ceiling. They include the issuer’s global local currency rating, the foreign currency government bond rating, the country ceiling for bonds and the debt’s eligibility to pierce that ceiling.

National Scale Rating

National scale ratings are intended primarily for use by domestic investors and are not comparable to Moody’s globally applicable ratings; rather they address relative credit risk within a given country. An Aaa rating on Moody’s National Scale indicates an issuer or issue with the strongest creditworthiness and the lowest likelihood of credit loss relative to other domestic issuers. National Scale Ratings, therefore, rank domestic issuers relative to each other and not relative to absolute default risks. National ratings isolate systemic risks; they do not address loss expectation associated with systemic events that could affect all issuers, even those that receive the highest ratings on the National Scale.

Sydney
Patrick Winsbury
Senior Vice President
Financial Institutions Group
Moody’s Investors Service Pty Ltd
JOURNALISTS: (612) 9270-8102
SUBSCRIBERS: (612) 9270-8100

Hong Kong
Jerry Chien
Managing Director
Financial Institutions Group
Moody’s Asia Pacific Ltd.
JOURNALISTS: (852) 2916-1150
SUBSCRIBERS: (852) 2916-1121

© Copyright 2007, Moody’s Investors Service, Inc. and/or its licensors including Moody’s Assurance Company, Inc. (together, “MOODY’S”). All rights reserved.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY COPYRIGHT LAW AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, such information is provided “as is” without warranty of any kind and MOODY’S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY’S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY’S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY’S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling.

MOODY’S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY’S have, prior to assignment of any rating, agreed to pay to MOODY’S forappraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,400,000. Moody’s Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody’s Investors Service (MIS), also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody’s website at www.moodys.com under the heading “Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy.”

GROUP SECRETARIAT

500 Bourke Street

Melbourne

Victoria   3000

Australia

Telephone   61 3 8641 4160

Facsimile    61 3 8641 4927

7 May 2007

Company Announcements Office

Australian Stock Exchange Limited

MOODY’S INVESTOR SERVICE — BANK RATING ANNOUNCEMENT FOR NEW ZEALAND

Attached is a statement released by Moody’s Investor Service.

MJ HEALEY

Group Company Secretary

National Australia Bank Limited

Global Credit Research Rating Action 4 MAY 2007

Rating Action:

Moody’s Announces Bank Rating Actions for New Zealand resulting from implementation of JDA and BFSR methodologies

New York, May 04, 2007 — Moody’s Investors Service today published the rating results for banks in New Zealand as part of the application of its refined joint default analysis (JDA) and updated bank financial strength rating (BFSR) methodologies.

BFSRs evaluate the stand-alone or intrinsic financial strength of banks without reference to external support factors. BFSRs are the starting point of Moody’s bank credit analysis, and are an important determinant of Moody’s bank deposit and debt ratings.

Moody’s then uses its JDA methodology to incorporate the potential for external support into a bank’s local currency deposit rating. The potential for external support can reduce the riskiness of a bank’s deposit and debt obligations; however, such support is often uncertain. Moody’s uses conservative support assumptions and a limited number of support levels to ensure that sufficient weight is given to a bank’s intrinsic financial strength in its bank deposit and debt ratings.

Moody’s uses deposit ratings to determine bank debt ratings based on its notching guidelines for bank securities. Ratings for foreign currency obligations are determined after considering Moody’s country ceilings for foreign currency ratings.

The methodologies are being implemented country by country, with results being announced on a weekly basis. Results for New Zealand banks also incorporate the results of the implementation in Australia, where the parents of all four rated New Zealand banks are located. Moody’s has incorporated parental support from their respective parent banks, together with systemic support from New Zealand, into the ratings of all four rated banks.

The updated BFSR methodology led to one notch upgrades the BFSRs of three of the rated New Zealand banks, and a positive outlook being placed on the fourth. These actions reflect the entrenched franchises and good financial resilience that these banks possess relative to their global peers.

Moody’s assesses systemic support levels for New Zealand banks using its medium country support guideline. This guideline takes into consideration the historic evidence of support for banks, regulatory policy, as well as the size, strength, and degree of fragmentation of the banking system. In addition, Moody’s also factors in the potential for support from the banks’ Australian parents, and the significant degree of coordination between Australia and New Zealand at both the regulatory and political levels. Based on this framework, the deposit ratings of the four largest banks, ANZ National Bank, ASB Bank, Bank of New Zealand and Westpac New Zealand Limited, were raised by 1 notch, to Aa2.

This press release lists the names of issuers in New Zealand whose ratings have been changed, affirmed, or put on review. Deposit ratings are listed for those banks whose deposit ratings have changed. To view all ratings changes and other documents explaining Moody’s bank rating methodologies, please go to http://www.moodys.com/JDABanks.

ANZ National Bank Limited

The BFSR of ANZ National Bank Limited remains unchanged at C+, but the rating outlook was revised to Positive.

Based on very high parental support from its parent, the Australia and New Zealand Banking Group Limited, and very high systemic support in New Zealand, Moody’s has changed the following ratings:

- Local Currency Deposit Ratings have been upgraded to Aa2/Prime-1 from Aa3/Prime-1.

- Foreign Currency Deposit Ratings have been upgraded to Aa2/Prime-1 from Aa3/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa2 from Aa3.

- The Long Term Foreign Currency Debt Rating for senior debt obligations has been upgraded to Aa2 from Aa3.

- A positive outlook has been assigned to the BFSR, while all other ratings (which would require a two notch BFSR upgrade to move) are assigned a stable outlook.

ASB Bank Limited

The BFSR of ASB Bank Limited has been upgraded to B- from C+.

Based on very high parental support from its parent, Commonwealth Bank of Australia Limited, and very high systemic support in New Zealand, Moody’s has changed the following ratings:

- Local Currency Deposit Ratings have been upgraded to Aa2/Prime-1 from Aa3/Prime-1.

- Foreign Currency Deposit Ratings have been upgraded to Aa2/Prime-1 from Aa3/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa2 from Aa3.

- Foreign Currency Debt Ratings for senior debt obligations have been upgraded to Aa2/Prime-1 from Aa3/Prime-1.

- All ratings are assigned stable outlooks.

Bank of New Zealand

The BFSR of Bank of New Zealand has been upgraded to C+ from C.

Based on very high parental support from its parent, National Australia Bank Limited, and very high systemic support in New Zealand, Moody’s has changed the following ratings:

- Foreign Currency Deposit Ratings have been upgraded to Aa2/Prime-1 from Aa3/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa2 from Aa3.

- The Short Term Foreign Currency Debt Rating for senior debt obligations remains unchanged at Prime-1.

- Local Currency Deposit Ratings of Aa2/Prime-1 have been assigned.

- All ratings are assigned stable outlooks.

Westpac New Zealand Limited

The BFSR of Westpac New Zealand Limited has been upgraded to C+ from C.

Based on very high parental support from its parent, Westpac Banking Corporation, and very high systemic support in New Zealand, Moody’s has changed the following ratings:

- Local Currency Deposit Ratings have been upgraded to Aa2/Prime-1 from Aa3/Prime-1.

- Foreign Currency Deposit Ratings have been upgraded to Aa2/Prime-1 from Aa3/Prime-1.

- The Long Term Local Currency Debt Rating for senior debt obligations has been upgraded to Aa2 from Aa3.

- All ratings are assigned stable outlooks.

ABOUT MOODY’S BANK RATINGS

Bank Financial Strength Rating

Moody’s Bank Financial Strength Ratings (BFSRs) represent Moody’s opinion of a bank’s intrinsic safety and soundness and, as such, exclude certain external credit risks and credit support elements that are addressed by Moody’s Bank Deposit Ratings. Bank Financial Strength Ratings do not take into account the probability that the bank will receive such external support, nor do they address risks arising from sovereign actions that may interfere with a bank’s ability to honor its domestic or foreign currency obligations. Factors considered in the assignment of Bank Financial Strength Ratings include bank-specific elements such as financial fundamentals, franchise value, and business and asset diversification. Although Bank Financial Strength Ratings exclude the external factors specified above, they do take into account other risk factors in the bank’s operating environment, including the strength and prospective performance of the economy, as well as the structure and relative fragility of the financial system, and the quality of banking regulation and supervision.

Global Local Currency Deposit Rating

A deposit rating, as an opinion of relative credit risk, incorporates the Bank Financial Strength Rating as well as Moody’s opinion of any external support. Specifically, Moody’s Bank Deposit Ratings are opinions of a bank’s ability to repay punctually its deposit obligations. As such, Moody’s Global Local Currency Bank Deposit Ratings are intended to incorporate those aspects of credit risk relevant to the prospective payment performance of rated banks with respect to local currency deposit obligations, and includes: intrinsic financial strength and both implicit and explicit external support elements. Moody’s Bank Deposit Ratings do not take into account the benefit of deposit insurance schemes which make payments to depositors, but they do recognize the potential support from schemes that may provide assistance to banks directly.

Foreign Currency Deposit Rating

Moody’s ratings on foreign currency bank obligations derive from the bank’s local currency rating for the same class of obligation. The implementation of JDA for banks can lead to a high local currency ratings for certain banks, which could also produce high foreign currency ratings. Nevertheless, it should be reminded that foreign currency deposit ratings are in all cases constrained by the country ceiling for foreign currency bank deposits. This may result in the assignment of a different, and typically lower, rating for the foreign currency deposits relative to the bank’s rating for local currency obligations.

Foreign Currency Debt Rating

Foreign currency debt ratings are derived from the bank’s local currency debt rating for the same class of obligation. In a similar way to foreign currency deposit ratings, foreign currency debt obligations may also be constrained by the country ceiling for foreign currency bonds and notes, however, in some cases the ratings on foreign currency debt obligations may be allowed to pierce the foreign currency ceiling. A particular mix of rating factors are taken into consideration in order to assess whether a foreign currency bond rating pierces the country ceiling. They include the issuer’s global local currency rating, the foreign currency government bond rating, the country ceiling for bonds and the debt’s eligibility to pierce that ceiling.

National Scale Rating

National scale ratings are intended primarily for use by domestic investors and are not comparable to Moody’s globally applicable ratings; rather they address relative credit risk within a given country. An Aaa rating on Moody’s National Scale indicates an issuer or issue with the strongest creditworthiness and the lowest likelihood of credit loss relative to other domestic issuers. National Scale Ratings, therefore, rank domestic issuers relative to each other and not relative to absolute default risks. National ratings isolate systemic risks; they do not address loss expectation associated with systemic events that could affect all issuers, even those that receive the highest ratings on the National Scale.

Sydney

Patrick Winsbury

Senior Vice President

Financial Institutions Group

Moody’s Investors Service Pty Ltd

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

Hong Kong

Jerry Chien

Managing Director

Financial Institutions Group

Moody’s Asia Pacific Ltd.

JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 2916-1121

© Copyright 2007, Moody’s Investors Service, Inc. and/or its licensors including Moody’s Assurance Company, Inc. (together, “MOODY’S”). All rights reserved.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY COPYRIGHT LAW AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, such information is provided “as is” without warranty of any kind and MOODY’S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY’S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY’S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY’S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling.

MOODY’S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY’S have, prior to assignment of any rating, agreed to pay to MOODY’S for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,400,000. Moody’s Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody’s Investors Service (MIS), also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody’s website at www.moodys.com under the heading “Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy.”

GROUP SECRETARIAT

500 Bourke Street

Melbourne

Victoria   3000

Australia

Telephone   61 3 8641 4160

Facsimile    61 3 8641 4927

7 May 2007

Company Announcements Office

Australian Stock Exchange Limited

MOODY’S INVESTOR SERVICE — BANK RATING ANNOUNCEMENT FOR UNITED KINGDOM

Attached is a statement released by Moody’s Investor Service.

MJ HEALEY

Group Company Secretary

National Australia Bank Limited

Global Credit Research Rating Action 4 MAY 2007

Rating Action: National Australia Bank Limited

Moody’s Announces Bank Rating Actions in the United Kingdom Resulting from Implementation of JDA Methodology in Australia and Russia

New York, May 04, 2007 — Following application of its joint default analysis (JDA) methodology and its updated bank financial strength rating (BFSR) methodology to its bank ratings in Australia and Russia, Moody’s published today bank rating results for subsidiaries of those banks located in the United Kingdom.

BFSRs evaluate the stand-alone or intrinsic financial strength of banks without reference to external support factors. BFSRs are the starting point of Moody’s bank credit analysis, and are an important determinant of Moody’s bank deposit and debt ratings.

Moody’s then uses its JDA methodology to incorporate the potential for external support into a bank’s local currency deposit rating. The potential for external support can reduce the riskiness of a bank’s deposit and debt obligations; however, such support is often uncertain. Moody’s uses conservative support assumptions and a limited number of support levels to ensure that sufficient weight is given to a bank’s intrinsic financial strength in its bank deposit and debt ratings.

Moody’s uses deposit ratings to determine bank debt ratings based on its notching guidelines for bank securities. Ratings for foreign currency obligations are determined after considering Moody’s country ceilings for foreign currency ratings.

The methodologies are being implemented country by country, with results being announced on a weekly basis. Results for those banks with a parent bank located in another country where the methodologies have not yet been implemented are concluded at the same time as the parent.

The following banks are subsidiaries of banking groups located in Australia and in Russia. With the implementation of the JDA and BFSR methodologies for banks in those countries, Moody’s has now incorporated parental support from the parent bank, along with any other support elements, into the ratings for each of these banks using the JDA methodology.

Clydesdale Bank plc (United Kingdom)

The Bank Financial Strength Rating of Clydesdale Bank plc has been affirmed at B-. Based on high support from its parent, Australia’s National Australia Bank, and moderate systemic support from the United Kingdom, Moody’s has upgraded the bank’s long-term foreign currency deposit rating to Aa3 from A1, its senior unsecured debt ratings to Aa3 from A1, and its subordinated debt ratings to A1 from A2. The short-term foreign currency deposit and commercial paper ratings are affirmed at Prime-1. Moody’s has also assigned local currency bank deposit ratings of Aa3/Prime-1.

VTB Bank Europe plc (United Kingdom)

The Bank Financial Strength Rating of VTB Bank Europe plc has been affirmed at D+. Based on very high support from its parent, Bank VTB JSC of the Russian Federation, and no systemic support from the United Kingdom, Moody’s has affirmed the bank’s foreign currency deposit ratings at Baa2/Prime-2. Moody’s also affirmed the backed senior unsecured debt ratings of VTB Europe Finance BV at Baa2 and the backed subordinated debt rating of VTB Europe Finance BV at Baa3. Moody’s has also assigned local currency bank deposit ratings of Baa2/Prime-2.

ABOUT MOODY’S BANK RATINGS

Bank Financial Strength Rating

Moody’s Bank Financial Strength Ratings (BFSRs) represent Moody’s opinion of a bank’s intrinsic safety and soundness and, as such, exclude certain external credit risks and credit support elements that are addressed by Moody’s Bank Deposit Ratings. Bank Financial Strength Ratings do not take into account the probability that the bank will receive such external support, nor do they address risks arising from sovereign actions that may interfere with a bank’s ability to honor its domestic or foreign currency obligations. Factors considered in the assignment of Bank Financial Strength Ratings include bank-specific elements such as financial fundamentals, franchise value, and business and asset diversification. Although Bank Financial Strength Ratings exclude the external factors specified above, they do take into account other risk factors in the bank’s operating environment, including the strength and prospective performance of the economy, as well as the structure and relative fragility of the financial system, and the quality of banking regulation and supervision.

Global Local Currency Deposit Rating

A deposit rating, as an opinion of relative credit risk, incorporates the Bank Financial Strength Rating as well as Moody’s opinion of any external support. Specifically, Moody’s Bank Deposit Ratings are opinions of a bank’s ability to repay punctually its deposit obligations. As such, Moody’s Global Local Currency Bank Deposit Ratings are intended to incorporate those aspects of credit risk relevant to the prospective payment performance of rated banks with respect to local currency deposit obligations, and includes: intrinsic financial strength and both implicit and explicit external support elements. Moody’s Bank Deposit Ratings do not take into account the benefit of deposit insurance schemes which make payments to depositors, but they do recognize the potential support from schemes that may provide assistance to banks directly.

Foreign Currency Deposit Rating

Moody’s ratings on foreign currency bank obligations derive from the bank’s local currency rating for the same class of obligation. The implementation of JDA for banks can lead to a high local currency ratings for certain banks, which could also produce high foreign currency ratings. Nevertheless, it should be reminded that foreign currency deposit ratings are in all cases constrained by the country ceiling for foreign currency bank deposits. This may result in the assignment of a different, and typically lower, rating for the foreign currency deposits relative to the bank’s rating for local currency obligations.

Foreign Currency Debt Rating

Foreign currency debt ratings are derived from the bank’s local currency debt rating for the same class of obligation. In a similar way to foreign currency deposit ratings, foreign currency debt obligations may also be constrained by the country ceiling for foreign currency bonds and notes, however, in some cases the ratings on foreign currency debt obligations may be allowed to pierce the foreign currency ceiling. A particular mix of rating factors are taken into consideration in order to assess whether a foreign currency bond rating pierces the country ceiling. They include the issuer’s global local currency rating, the foreign currency government bond rating, the country ceiling for bonds and the debt’s eligibility to pierce that ceiling.

National Scale Rating

National scale ratings are intended primarily for use by domestic investors and are not comparable to Moody’s globally applicable ratings; rather they address relative credit risk within a given country. An Aaa rating on Moody’s National Scale indicates an issuer or issue with the strongest creditworthiness and the lowest likelihood of credit loss relative to other domestic issuers. National Scale Ratings, therefore, rank domestic issuers relative to each other and not relative to absolute default risks. National ratings isolate systemic risks; they do not address loss expectation associated with systemic events that could affect all issuers, even those that receive the highest ratings on the National Scale.

London

James Hyde

Vice President - Senior Analyst

Financial Institutions Group

Moody’s Investors Service Ltd.

JOURNALISTS: 44 20 7772 5456

SUBSCRIBERS: 44 20 7772 5454

London

Antonio Carballo

Managing Director

Financial Institutions Group

Moody’s Investors Service Ltd.

JOURNALISTS: 44 20 7772 5456

SUBSCRIBERS: 44 20 7772 5454

© Copyright 2007, Moody’s Investors Service, Inc. and/or its licensors including Moody’s Assurance Company, Inc. (together, “MOODY’S”). All rights reserved.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY COPYRIGHT LAW AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, such information is provided “as is” without warranty of any kind and MOODY’S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY’S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY’S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY’S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling.

MOODY’S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY’S have, prior to assignment of any rating, agreed to pay to MOODY’S for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,400,000. Moody’s Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody’s Investors Service (MIS), also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody’s website at www.moodys.com under the heading “Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy.”

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 7 May 2007	Name:	Brendan T Case
	Title:	Company Secretary